Exhibit 99.68

Fire & Flower Announces Date of Special Meeting of Shareholders and Provides Additional Disclosure

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

TORONTO, Sept. 4, 2020 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF), reminds shareholders that it will hold its Special Meeting of shareholders (the “Meeting”) on Tuesday, September 15, 2020 at 1:00 pm ET online at https://web.lumiagm.com/244712938. In conjunction with the Meeting, Fire & Flower has filed its management information circular dated August 10, 2020 (the “Circular”) and related proxy materials which are available under the Company’s profile on SEDAR.

As more fully described in the Circular, at the Meeting shareholders will be asked to approve certain amendments to: (a) securities of the Company issued to 2707031 Ontario Inc. (“270”), an indirect wholly-owned subsidiary of Alimentation Couche-Tard Inc. (“ACT”) (the “Proposed Amendments”); and (b) the $28,000,000 principal amount of 8.0% secured convertible debentures of the Company governed by a certain debenture indenture dated April 28, 2020 between the Company and Computershare Trust Company of Canada as supplemented on July 23, 2020 (available under the Company’s profile on SEDAR).

Related Party Transaction

On account of 270 and ACT, being “related parties” (within the meaning of Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions (“MI 61-101”)) to the Company, the Proposed Amendments to the ACT Securities (as defined in the Circular) are deemed to be a “related party transaction” within the meaning of MI 61-101. Accordingly, the Company is providing certain additional disclosure in this press release as required pursuant to MI 61-101.

Pursuant to Part 5.4(1) of MI 61-101, the Proposed Amendments do not require a formal valuation. There has been no bona fide prior offer that relates to the subject matter of or is otherwise relevant to the Proposed Amendments that was received by the Company in the 24 months prior to July 23, 2020, the date of the Amendment Agreement (as defined herein).

As further set out in the Circular, 270 and ACT and their associates and affiliates (and any other “interested party” to the Proposed Amendments as contemplated under MI 61-101) will not be entitled to vote on the Proposed Amendments. As such, an aggregate of 4,732,993 common shares of the Company (“Common Shares”) will not be allowed to vote on the Proposed Amendments which is comprised as follows: 4,061,593 Common Shares held by 270; 62,400 Common Shares held by Stéphane Trudel, a director of 270; 400,000 Common Shares by Brian Hannasch, a director and senior officer of ACT; 109,000 Common Shares held by Richard Fortin, a director of ACT; and 100,000 Common Shares held by Réal Plourde, a director of ACT.

Background to the Transaction

The provisions of the amendment agreement (the “Amendment Agreement”) entered into between the Company and 270 (which evidences the Proposed Amendments) are the result of arm’s length negotiations conducted between the Company, ACT and their respective representatives and advisors. The following is a summary of the material events, negotiations, discussions and actions leading up to the execution of the Amendment Agreement and its public announcement on July 23, 2020.

As part of their ongoing evaluation of the Corporation’s business, the Corporation’s senior management and its board of directors (the “Board”) have regularly reviewed, considered and assessed the Corporation’s operations, growth opportunities, financial performance and industry conditions, and considered potential opportunities for alternative financings.

On May 8, 2020, the Board formed a special committee (the “Special Committee”) comprised of Donald Wright, Harvey Shapiro and Avininder Grewal with a mandate of assisting the Board in reviewing and negotiating matters related to the Company’s existing strategic capital investments and financing arrangements and, if necessary, present the Board with alternative strategic capital investments and financing arrangements. Each of Messrs. Wright, Shapiro and Grewal would be considered independent of any “interested party” (as defined under MI 61-101) in a transaction whereby the terms of the ACT Securities were to be amended.

During the course of May 2020, the Special Committee considered various financing opportunities. The Special Committee also evaluated certain potential amendments to the ACT Securities that considered a mandatory exercise of certain ACT Securities with a coinciding reduction in the exercise/conversion price of certain of the ACT Securities (as further set out in the Circular).

On May 27, 2020, Mr. Wright, in his capacity as chair of the Special Committee first discussed the Proposed Amendments with Stéphane Trudel, in his capacity as a representative of ACT. Between May 28, 2020 and June 11, 2020, representatives of the Special Committee and ACT continued to discuss the terms of potential amendments to the ACT Securities.

In June 2020 and based on ATB Capital Markets Inc.’s (“ATBCM”) qualifications, expertise, experience in the cannabis industry, familiarity with the Company and experience in capital markets, the Company engaged ATBCM to act as financial advisor to the Company in respect of the Proposed Amendments.

On June 11, 2020, legal counsel to ACT delivered a draft non-binding term sheet to legal counsel to the Company and which set out the terms of proposed amendments to the ACT Securities.

Between June 11 and June 18, 2020, representatives from the Special Committee and ACT continued to discuss the terms of the non-binding term sheet.

On June 18, 2020, the Company and 270 entered into a non-binding term sheet setting out the terms of the Proposed Amendments.

Between June 19, 2020 and July 23, 2020, the Special Committee, ACT and their respective advisors negotiated the terms of the Amendment Agreement and exchanged multiple drafts of the proposed transaction documents.

On July 20, 2020, ATBCM provided a presentation to the Board regarding the Proposed Amendments. ATBCM then delivered to the Board an oral opinion to the effect that, as of the date of such opinion and based on and subject to the analyses referred to, and assumptions, qualifications and limitations set forth therein, the financial terms of the Proposed Amendments are fair, from a financial point of view, to the shareholders of the Company other than ACT and 270 (the “Fairness Opinion”).

On July 23, 2020, the Special Committee met and passed a resolution recommending to the Board that the Board approve the Proposed Amendments and the Company’s entering of the Amendment Agreement and that the Board recommend that the shareholders of the Company vote in favour of the Proposed Amendments. In making its recommendation, the Special Committee considered the Fairness Opinion, the rationale for the Proposed Amendments, the fairness of the Proposed Amendments and reasonably available alternatives to the Proposed Amendments (including the status quo).

On July 23, 2020, having consulted with its legal and financial advisors, having reviewed the recommendation of the Special Committee and having reviewed and deliberated on the Proposed Amendments, including without limitation, the rationale for the Proposed Amendments, the Fairness Opinion and reasonably available alternatives to the Proposed Amendments, the Board approved the Proposed Amendments and the entering into of the Amendment Agreement. After disclosing his interest as a principal of ACT and 270, Stéphane Trudel abstained from voting on the approval of the Proposed Amendments or the entering into of the Amendment Agreement.

On July 23, 2020, the Company and 270 entered into the Amendment Agreement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements, including with respect to the closing of the Acquisition. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 29, 2020 and the heading “Risks and Uncertainties” in the management discussion and analysis for the thirteen weeks ended May 2, 2020 filed on its issuer profile on SEDAR at www.sedar.com.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Fire & Flower assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Fire & Flower Holdings Corp.

View original content: http://www.newswire.ca/en/releases/archive/September2020/04/c1087.html

%SEDAR: 00044938E

For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 16:35e 04-SEP-20